UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549



                           SCHEDULE 13D
                         (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a)
     AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)




INSIGNIA/ESG HOLDINGS, INC.
(Name of Issuer)





Common Stock, par value $.01 per share
(Title of Class of Securities)





45766D 10 0 (Common Stock)
(CUSIP Number)





Andrew L. Farkas
Insignia/ESG Holdings, Inc.
375 Park Avenue
New York, New York 10152


(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 September 21, 1998
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13(d)-1(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.


CUSIP No. 45766D 10 0

1
NAME OF REPORTING PERSONS
Metropolitan Acquisition Partners V, L.P.
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
(Intentionally Omitted)


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)
                                                         (b)


3
SEC USE ONLY


4
SOURCE OF FUNDS*
Not applicable


5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
7
SOLE VOTING POWER

None



8
SHARED VOTING POWER

413,703



9
SOLE DISPOSITIVE POWER

None



10
SHARED DISPOSITIVE POWER

413,703


11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

413,703


12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*


13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%


14
TYPE OF REPORTING PERSON*

PN






CUSIP No. 45766D 10 0

1
NAME OF REPORTING PERSONS
MV, Inc.
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
(Intentionally Omitted)


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)
                                                       (b)


3
SEC USE ONLY


4
SOURCE OF FUNDS*
Not applicable


5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
7
SOLE VOTING POWER

None



8
SHARED VOTING POWER

544,141



9
SOLE DISPOSITIVE POWER

None



10
SHARED DISPOSITIVE POWER

544,141


11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

544,141


12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*




13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%


14
TYPE OF  REPORTING PERSON*

CO




CUSIP No. 45766D 10 0

1
NAME OF REPORTING PERSONS
Andrew L. Farkas
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
(Intentionally Omitted)


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)
                                                        (b)


3
SEC USE ONLY


4
SOURCE OF FUNDS*
Not applicable


5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
United States


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
7
SOLE VOTING POWER

144,698



8
SHARED VOTING POWER

2,431,699



9
SOLE DISPOSITIVE POWER

144,698



10
SHARED DISPOSITIVE POWER

2,431,699


11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,576,397


12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*



13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%


14
TYPE OF REPORTING PERSON*

IN



CUSIP No. 45766D 10 0

1
NAME OF REPORTING PERSONS
Metropolitan Acquisition Partners IV, L.P.
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
(Intentionally Omitted)


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                    (b)


3
SEC USE ONLY


4
SOURCE OF FUNDS*
Not applicable


5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
7
SOLE VOTING POWER

None



8
SHARED VOTING POWER

1,175,051



9
SOLE DISPOSITIVE POWER

None



10
SHARED DISPOSITIVE POWER

1,175,051


11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,175,051


12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*



13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%


14
TYPE OF REPORTING PERSON*

PN



CUSIP No. 45766D 10 0

1
NAME OF REPORTING PERSONS
Metro Shelter Directives, Inc.
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
(Intentionally Omitted)


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                      (b)


3
SEC USE ONLY


4
SOURCE OF FUNDS*
Not applicable


5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
7
SOLE VOTING POWER

None



8
SHARED VOTING POWER

1,769,942



9
SOLE DISPOSITIVE POWER

None



10
SHARED DISPOSITIVE POWER

1,769,942


11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,769,942


12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*



13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%


14
TYPE OF REPORTING PERSON*

CO




CUSIP No. 45766D 10 0

1
NAME OF REPORTING PERSONS
R.A.F. Resources
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
(Intentionally Omitted)


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                      (b)


3
SEC USE ONLY


4
SOURCE OF FUNDS*
Not applicable


5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
7
SOLE VOTING POWER

None



8
SHARED VOTING POWER

117,504



9
SOLE DISPOSITIVE POWER

None



10
SHARED DISPOSITIVE POWER

1,292,555


11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,292,555


12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*



13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%


14
TYPE OF REPORTING PERSON*

PN




CUSIP No. 45766D 10 0

1
NAME OF REPORTING PERSONS
F III, Inc.
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
(Intentionally Omitted)


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                      (b)


3
SEC USE ONLY


4
SOURCE OF FUNDS*
Not applicable


5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
7
SOLE VOTING POWER

None



8
SHARED VOTING POWER

122



9
SOLE DISPOSITIVE POWER

None



10
SHARED DISPOSITIVE POWER

122


11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

122


12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*



13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%


14
TYPE OF REPORTING PERSON*

PN




CUSIP No. 45766D 10 0

1
NAME OF REPORTING PERSONS
Metropolitan Asset Group, Ltd.
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
(Intentionally Omitted)


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                      (b)


3
SEC USE ONLY


4
SOURCE OF FUNDS*
Not applicable


5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
New York


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
7
SOLE VOTING POWER

None



8
SHARED VOTING POWER

1,769,942



9
SOLE DISPOSITIVE POWER

None



10
SHARED DISPOSITIVE POWER

1,769,942


11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,769,942


12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*



13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%


14
TYPE OF REPORTING PERSON*

PN




CUSIP No. 45766D 10 0

1
NAME OF REPORTING PERSONS
Robin L. Farkas
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
(Intentionally Omitted)


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                     (b)


3
SEC USE ONLY


4
SOURCE OF FUNDS*
Not applicable


5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
United States


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
7
SOLE VOTING POWER

29,765



8
SHARED VOTING POWER

117,504



9
SOLE DISPOSITIVE POWER

29,765



10
SHARED DISPOSITIVE POWER

117,504


11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

147,269


12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*



13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.7%


14
TYPE OF REPORTING PERSON*

PN

                         Statement on Schedule 13D
                          Pursuant to Rule 13d-1
                                 under the
                Securities Exchange Act of 1934, As Amended

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Insignia/ESG Holdings, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer are: 200 Park Avenue, New York, NY 10166.

Item 2.  Identity and Background.

a. Metropolitan Acquisition Partners V, L.P. Metropolitan Acquisition Partners V, L.P. ("MAP V")is a limited partnership organized under the laws of the State of Delaware. The principal business of MAP V is to own certain securities of the Issuer. The address of each of the principal business and the principal office of MAP V is One Shelter Place, P.O.
Box 1089, Greenville, South Carolina 29602.

b. M V, Inc. M V, Inc. (the "MV") is a corporation organized under the laws of the State of Delaware. MV is the general partner of MAP V. The principal business of MV is to act as the general partner of MAP V. The address of each of the principal business and the principal office of MV is One Shelter Place, P.O. Box 1089, Greenville, South Carolina 29602.

c. Metropolitan Acquisition Partners IV, L.P. Metropolitan Acquisition Partners IV, L.P.("MAP IV")is a limited partnership organized under the laws of the State of Delaware. The principal business of MAP IV is to own certain securities of the Issuer and to engage in certain transactions involving the Issuer as described in Item 4 herein.
The address of each of the principal business and the principal office of MAP IV is One Shelter Place, P.O. Box 1089, Greenville,
South Carolina 29602.

d.   Metro Shelter Directives, Inc.  Metro Shelter Directives,
Inc. ("MSD") is a corporation organized under the laws of the State of Delaware. MSD is the sole general partner of MAP IV. The principal business of MSD is to act as the general partner of MAP IV. The address of each of the principal business and the principal office of MSD is One Shelter Place, P.O. Box 1089, Greenville,
South Carolina 29602.

e. R.A.F. Resources R.A.F. Resources (the "Related Limited Partnership") is a general partnership organized under the laws of the State of New York and has a 10% limited partnership interest in MAP IV. Andrew L. Farkas ("AF") and Robin L. Farkas ("RF") are the general partners of the Related Limited Partnership. The principal business of the Related Limited Partnership is to make various types of investments.
The address of eachof the principal business and the principal office of the Related Limited Partnership is One Insignia Financial Plaza, Greenville, South Carolina 29602.

f. F III, Inc. F III, Inc. ("F III") is a corporation organized under the laws of the State of Delaware. The principal business of F III is to be the sole general partner of Metropolitan Partners I, L.P., which is a limited partner of MAP IV, and to serve as a general partner of a limited partnership that own real estate in New York City. F III is wholly owned by AF. The address of the principal office of F III is One Insignia Financial Plaza, Greenville, South Carolina 29062.

g. Metropolitan Asset Group, Ltd. Metropolitan Asset Group, Ltd. ("MAG") is a corporation organized under the laws of the State of New York. MAG is the sole stockholder of MSD.
MAG is owned by AF and RF. The principal business of MAG is investment banking. The address of each of the principal business and the principal office of MAG is 113 Spring Street, New York,
New York 10012.

h. Robin L. Farkas RF is (i) a general partner of the Related Limited Partnership and (ii) a stockholder of MAG. The address of RF is 730 Park Avenue, New York, New York 10021. RF is the retired Chairman of the Board and Chief Executive Officer of Alexander's, Inc., a real estate company. He is also a director of Refac Technology Development Corporation, Noodle Kiddoodle, Inc. and Chairman and Director of Indian Venture LLC, a venture capital firm investing in India. RF is a United States citizen.

i.   Andrew L. Farkas. The business address of AF is 375 Park Avenue,
Suite 3401, New York, NY 10152. The present principal occupation of AF is the Chairman of the Board and Chief Executive
Officer and a director of the Issuer (the address of which is listed in Item 1), which is a parent company of an international real estate organization. AF also is (i) the sole officer and director of MSD,
(ii) the sole officer and director of MV, (iii)a limited partner of MAP IV,
(iv) a limited partner of MAP V, (v) a general partner of the Related Limited Partnership, (vi) President, the sole director and a stockholder of MAG, and (vii) the sole stockholder of F III, Inc.
AF is a United States citizen.

AF, RF, MAP IV, MSD, MAP V, MV, MAG, the Related Limited Partnership and F III are collectively referred to herein as the "Reporting Persons." The Report Persons constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years. None of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

Item 3.  Source and Amount of Funds or Other Consideration.

No consideration was used by the Reporting Persons to acquire the Common Stock of the Issuer. Each member of the Reporting Persons received the shares of the Common Stock of the issuer in a distribution made by Insignia Financial Group, Inc. to its holders of Class A Common Stock, par value $0.01 per share (the "Insignia Class A Common"), of two shares of Common Stock of the Issuer for every three shares of Insignia Class A Common held of record on September 15, 1998. Such distribution was approved by the stockholders of Insignia Class A Common on September 14, 1998 at a special meeting and was consummated on September 21, 1998.

Item 4.   Purpose of Transaction.

The Reporting Persons do not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its securities, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

As of September 21, 1998, the Reporting Persons beneficially held interests in the Common Stock as follows:



               Beneficial Ownership          Voting Power        Dispositive
                                                                 Power

                                % of
Reporting
Person              Shares     Outstanding    Sole Shared    Sole Shared


Metropolitan
Acquisition
Partners IV, L.P    1,175,051       5.5%      --   1,175,051 --   1,175,051


Metro Shelter Directives,
 Inc.               1,769,942       8.3%      --   1,769,942 --   1,769,942

Metropolitan Asset
Group, Ltd.         1,769,942       8.3%      --   1,769,942 --   1,769,942

R.A.F. Resources    1,292,555       6.0%      --     117,504 --   1,292,555

Metropolitan
Acquisition
Partners  V, L.P.   413,703         1.9%      --   413,703   --      413,703

MV, Inc.            544,141         2.5%      --   544,141   --      544,141

F III, Inc.             112         0.0%      --       122   --          122

Robin L. Farkas     147,269         0.7%  29,765   117,504  29,765    117,504

Andrew L. Farkas  2,576,397      12.0%   114,698 2,431,699 114,698  2,431,699

Map IV's beneficial ownership of Common Stock includes 1,175,051 shares directly owned MAP IV. MAP IV's shared voting and dispositive power results from its relationship with MSD, its general partner.

MSD's beneficial ownership of Common Stock includes (i) 594,891 shares directly owned by MSD, and (ii) 1,175,051 shares directly owned by MAP
IV. MSD's shared voting and dispositive power results from its relationship with MAP IV.

MAG's beneficial ownership of Common Stock includes (i)594,891 shares directly owned by MSD, and (ii) 1,175,051 shares directly owned by MAP
IV. MAG's shared voting and dispositive power results from its relationship as sole stockholder of MSD, the general partner of MAP IV.

The Related Limited Partnership's ownership of Common Stock include
(i) 117,504 shares directly owned by the Related Limited Partnership, and (ii) 1,175,051 shares directly owned by MAP IV. The Related Limited Partner's shared dispositive power with respect to shares owned by MAP IV results from its relationship with MAP IV.

Map V's beneficial ownership of Common Stock includes 413,703 shares directly owned by MAP V. MAP V's shared voting and dispositive power results from its relationship with MV, its general partner.

MV's beneficial ownership of Common Stock includes (i) 130,438 shares directly owned by MV, and (ii) 413,703 shares directly owned by MAP V. MV's shared voting and dispositive power results from its relationship with MAP V.

F III's beneficial ownership of Common Stock includes its direct ownership of 112 shares.

RF's beneficial ownership of Common Stock includes (i) 29,765 shares directly owned RF, and (ii) 117,504 shares directly owned by MAP IV. RF's shared dispositive power with respect to shares owned by MAP IV results from his status as a general partner of the Related Limited Partnership, which is a limited partner of MAP IV.

AF's beneficial ownership of Common Stock includes (i) 144,698 shares directly owned by AF, (ii) 1,175,0951 shares directly owned by MAP IV,
(iii) 594,891 shares directly owned by MSD, (iv) 117,504 shares directly owned by the Related Limited Partnership, (v) 413,703 shares directly owned by MAP V, (vi) 130,438 shares directly owned by MV, and (vii) 112 shares directly owned by F III. AF's shares voting and dispositive panel results from his relationships with MAP IV, MSD, the Related Limited Partnership, MAP V, MV and F III.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer

          Not applicable.

Item 7.   Material to be Filed as Exhibits.

          1.  Joint Filing Agreement.

                             SIGNATURES


After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete, and correct.

Dated: ____________ __, 1998

                             Metropolitan Acquisition Partners V, L.P.

                                     By:  MV, Inc., General Partner

                                        By:  /s/ Andrew L. Farkas
                                            Andrew L. Farkas
                                            President

                                   MV, Inc.

                                   By:   /s/ Andrew L. Farkas
                                       Andrew L. Farkas
                                       President

                                   /s/ Andrew L. Farkas
                                   Andrew L. Farkas


                     Metropolitan Acquisition Partners IV, L.P.

                     By:  Metro Shelter Directives, Inc, General Partner

                                        By:  /s/ Andrew L. Farkas
                                            Andrew L. Farkas
                                            President

                                   Metro Shelter Directives, Inc.

                                   By:   /s/ Andrew L. Farkas
                                       Andrew L. Farkas
                                       President

                                   /s/ Robin L. Farkas
                                   Robin L. Farkas





                                   F III, Inc.

                                   By:   /s/ Andrew L. Farkas
                                       Andrew L. Farkas
                                       President


                                   R.A.F. Resources

                                   By:  /s/ Andrew L. Farkas
\                                       General Partner


                                   Metropolitan Asset Group, Ltd.

                                   By:  /s/ Andrew L. Farkas
                                       Andrew L. Farkas
                                       President

                               EXHIBIT INDEX

Exhibit             Description

1 Filing Agreement, dated as of October 1, 1998, by and among Metropolitan Acquisition Partners V, L.P., M V, Inc., Andrew L. Farkas, Metropolitan Acquisition Partners IV, L.P., Metro Shelter Directives, Inc., Robin L. Farkas, F III, Inc., R.A.F. Resources and Metropolitan Asset Group, Ltd.

                                                           (Exhibit 1)


                          JOINT FILING AGREEMENT


Pursuant to Rule 13d-1(f)(2)(iii) promulgated under the Securities Exchange Act of 1934, each of the undersigned hereby agrees that the Schedule 13D dated October 1, 1998, with respect to the Common Stock, par value $.01 per share, of Insignia/ESG Holdings, Inc. (to which this Agreement is attached as Exhibit (1)), and any amendments thereto, may be filed by Andrew L. Farkas on behalf of each such person.

Dated: October 1, 1998


                                Metropolitan Acquisition Partners V, L.P.

                                     By:  MV, Inc., General Partner

                                        By:  /s/ Andrew L. Farkas
                                            Andrew L. Farkas
                                            President

                                   MV, Inc.

                                   By:   /s/ Andrew L. Farkas
                                       Andrew L. Farkas
                                       President

                                   /s/ Andrew L. Farkas
                                   Andrew L. Farkas


                         Metropolitan Acquisition Partners IV, L.P.

                         By:  Metro Shelter Directives, Inc, General Partner

                                        By:  /s/ Andrew L. Farkas
                                            Andrew L. Farkas
                                            President

                                   Metro Shelter Directives, Inc.

                                   By:   /s/ Andrew L. Farkas
                                       Andrew L. Farkas
                                       President

                                   /s/ Robin L. Farkas
                                   Robin L. Farkas

                                   F III, Inc.

                                   By:   /s/ Andrew L. Farkas
                                       Andrew L. Farkas
                                       President


                                   R.A.F. Resources

                                   By:  /s/ Andrew L. Farkas
\                                       General Partner


                                   Metropolitan Asset Group, Ltd.

                                   By:  /s/ Andrew L. Farkas
                                       Andrew L. Farkas
                                       President